April 30, 2013

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Registration Statement on Form S-4

Filed March 27, 2013

File No. 333-187564

Dear Mr. Schiffman:

We are in receipt of your letter, dated April 23, 2013, wherein comments were provided in respect of the Registration Statement on Form S-4 (the “Registration Statement”) filed by Bank of the Ozarks, Inc. (the “Company”) on March 27, 2013, and we have prepared this response to the specific inquiries included in that letter. For the convenience of the Staff, our responses are numbered to correspond to the numbers used to designate the Staff’s comments in the comment letter, and we have restated each comment in its entirety with our response following immediately thereafter.

General

1.	Please provide us with copies of any reports, presentations or other materials provided by Sandler O’Neill & Partners to the Board of The First National Bank of Shelby.

Response: The First National Bank of Shelby (“FNB”) is providing supplementally to the Staff under separate cover copies of all reports, presentations or other materials provided by Sandler O’Neill & Partners to the Board of FNB.

Questions and Answers, page 1

2.	Please revise this section as follows:

•	revise the third answer to briefly and clearly describe the “possible adjustments” to the amount of the merger consideration stockholders will receive to which you refer and disclose the amount of any adjustment as of the date of your registration statement; and

•	add a question and answer regarding the right to appraisal.

Mr. Todd K. Schiffman

April 30, 2013

Response: The Registration Statement has been revised in response to this comment. Please see page 1 of Amendment No. 1 to the Registration Statement that is filed concurrently herewith (the “Amendment”) for a brief description of the possible adjustments to the merger consideration, and page 2 of the Amendment for a new question and answer about possible increases or decreases in the merger consideration if the average closing stock price is more than $44.20 per share or less than $27.00 per share.

See page 3 of the Amendment for a question and answer regarding the right to appraisal.

Summary page 5

3.	As required by Item 3 of Form S-4, please revise the section entitled “Parties to the Proposed Merger” on page 5 as follows:

•	revise the section entitled “FNB’s Board of Directors,” on page 7 to provide more detail, beyond the single sentence, summarizing the key reasons for the FNB Board approving and recommending the terms of the merger, including the 33 percent discount from book value; and

•	revise the section entitled “Dissenters” Right of Appraisal, on page 8 to summarize the material terms of the appraisal process including the key steps that a shareholder must undertake to perfect its rights;

•	revise the section entitled “Differences in Rights of Shareholders” on page 11 to identify and explain any material differences as required by Item 4(a)(4) of Form S-4.

Response: The Registration Statement has been revised in response to these comments. Please refer to the subsection “Summary—FNB’s Board of Directors Unanimously Recommends Shareholder Approval of the Merger Agreement” on page 8 of the Amendment for additional detail pertaining to the FNB Board’s reasons for the approval and recommendation of the merger.

Please refer to the subsection “Summary—Dissenters Rights of Appraisal” on page 10 of the Amendment for a summary of the material terms of the appraisal process.

Regarding the third bullet point of this comment 3, the summary of the transaction disclosure required by Item 4 of Form S-4 begins on page 46 of the Amendment under the heading “Approval of the Merger.” The more comprehensive disclosure pertaining to the material differences between the rights of the shareholders of FNB and the rights of the shareholders of the Company, as required by Item 4(a)(4), begins on page 81 of the Amendment under the heading “Comparison of Shareholders’ Rights.”

Mr. Todd K. Schiffman

April 30, 2013

The prospectus summary, as required by Item 3 of Form S-4/Item 503(a) of Regulation S-K and beginning on page 6 of the Amendment, is intended to provide a brief overview of the information included throughout the Registration Statement, particularly in the “Approval of the Merger” section. Included in this prospectus summary is a reference to the applicable law and charter documents that will govern the rights of the shareholders following the closing (see page 13 of the Amendment) and a cross reference to the full Item 4(a)(4) disclosure on page 81 of the Amendment. In response to this comment, we have added disclosure to page 13 of the Amendment listing multiple corporate governance items/shareholder rights that will differ following closing of the merger, however, we respectfully submit that inclusion of the full Item 4(a)(4) disclosure in the prospectus summary would detract from the intentionally condensed nature of such summary, which is designed to highlight the key aspects of the offering.

Unaudited Pro Forma Combined Consolidated Financial Information

Notes to Unaudited Pro Forma Consolidated Combined Financial Statements as of and for the Year Ended December 31, 2012, pages 17 – 18

4.	Your disclosure on page 14 indicates that the pro forma financial information assumes that the 10-day average closing price of Company common stock on the fifth business day prior to the closing of the merger is $35.09, which was the average closing price of the Company’s common stock for the ten trading days ending on January 24, 2013, the last trading day before the announcement of the merger. Under ASC 805, the most recent stock price at the time of filing should be used for determining the value of stock to be issued in a transaction that has not yet consummated. Please revise accordingly.

Response: As requested by the Staff, we have revised the pro forma financial analysis, beginning on page 16 of the Amendment, to include the closing price of the Company’s common stock of $41.29 per share as reported on April 24, 2013.

5.	In addition to the above, please revise the notes to the pro forma balance sheet to disclose the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price.

Response: As requested by the Staff, we have revised the pro forma financial analysis and the notes thereto, on page 19 of the Amendment, to disclose the date at which the stock price was determined. We have also included a sensitivity analysis as part of Note (a) of the pro forma financial analysis to provide a range of possible outcomes based upon percentage increases and decreases in the recent price of the Company’s common stock.

Mr. Todd K. Schiffman

April 30, 2013

6.	Please expand Note (c) to provide a detail of the appropriate bid/ask spreads and other liquidity adjustments to investment securities available for sale and to define that term “not fully reflected.” It is unclear why these adjustments are necessary since these investments are recorded at fair value in the December 31, 2012 financial statements of FNB.

Response: Bank of the Ozarks typically uses at least two independent third party pricing services to determine the fair value of individual securities in our investment securities portfolio. While pricing obtained from independent third parties generally provides a reasonable indication of fair value, we have experienced instances where the estimated fair values provided by these third party pricing services do not appear to accurately reflect fair value due to characteristics inherent in certain securities. For example, we have experienced situations where a security has a relatively short period before it becomes callable at par at the option of the issuer and it is expected to be called. However, the pricing service provides an estimated fair value that would result in this security being recorded at a substantial premium. Most bond purchasers would not pay a substantial premium, or any premium at all, for a bond that is expected to be called by the issuer at par in a relatively short period of time. We have also experienced situations where our independent third party pricing services provide significantly different estimates of fair value for investment securities, particularly in instances where individual securities experience large variances in their bid and ask prices. We have also had issue with the third party pricing services estimate of fair value of bonds that have a relatively small current par value. Our experience is that brokers are generally uninterested in acquiring bonds with small lot sizes without a significant discount from the price in which a much larger piece of the same bond may trade. As a result, we have situations where we believe adjustment may be needed to these third party prices in order to properly report certain investment securities at fair value, resulting in level 3 fair value methodology.

At December 31, 2012, FNB reported all of the securities in its investment portfolio as level 2 with no unobservable pricing inputs. Upon the closing of this transaction, we expect to underwrite and appropriately establish fair value for each individual bond, which may or may not include the use of level 3 inputs. Because we have not yet finalized this underwriting and valuation process and in light of the Staff’s comment, we have revised the pro forma financial analysis and Note (c) thereto to delete this pro forma adjustment.

7.	Please expand Note (k) to state the amount of repurchase agreements and FHLB advances from the Federal Home Loan Bank of Atlanta that the company intends to prepay in connection with the merger along with their prepayment penalty. In addition, explain how you determined the prepayments are (i) directly attributable to the transaction and (ii) factually supportable in accordance with Article 11 of Regulation S-.

Response: In the Company’s determination of the appropriate purchase accounting adjustments, it was concluded that the structured repurchase agreements (“structured repos”) totaling $42.5 million and the Federal Home Loan Bank of Atlanta (“FHLB – Atlanta”) advances totaling $61.5 million as of December 31, 2012 would be repaid as soon as possible following the closing of the

Mr. Todd K. Schiffman

April 30, 2013

transaction. As such, with assistance from FNB, the Company obtained payoff quotes from the structured repos counterparties and from the FHLB – Atlanta. As of December 31, 2012, the prepayment penalty for the structured repos was approximately $5.6 million, and the prepayment penalty for the FHLB – Atlanta advances was approximately $5.1 million. Given the Company’s intent to repay the liabilities as soon as possible following the closing of the transaction and considering the related prepayment penalties, the Company concluded that these prepayments were directly attributable to the transaction and factually supportable in accordance with Article 11 of Regulation S-X. As requested, we have revised Note (k) of the pro forma financial analysis to disclose both the amount of outstanding liabilities and the related prepayment penalties associated with the structured repos and the FHLB – Atlanta advances.

8.	Please tell us why you have included the estimated prepayment penalties for your FHLB Atlanta advances and repurchase agreements totaling $10.6 million in your purchase price allocation included in Note (g). If these adjustments are intended to be fair value adjustments (and you do not actually intend to prepay these amounts), please clarify your disclosure and explain how fair value was determined. For example, revise to state, if true, that you estimated fair value using quoted market prices, if available, or by discounting future cash flows using current interest rates for similar borrowings. If fair value was determined differently for short-term borrowings (for example, if the carrying value approximates fair value), please revise to disclose the methodology used.

Response: As discussed in response to your comment 7, we concluded that the structured repos and the FHLB – Atlanta advances would be repaid as soon as possible following the closing of the transaction. As such, we obtained payoff quotes, including the amount of prepayment penalties, from the structured repos counterparties and from the FHLB – Atlanta. Additionally, the payoff amounts, including the applicable prepayment penalties, are considered in the determination of the fair value adjustments for purposes of purchase accounting adjustments. In response to your comment 7, we have revised Note (k) of the pro forma financial analysis to disclose both the amount of outstanding liabilities and the related prepayment penalties associated with the structured repos and the FHLB – Atlanta advances. We have also revised Note (k) of the pro forma financial analysis to disclose the amount of short-term borrowings of FNB and how fair value was determined for these borrowings.

9.	Please tell us the nature of the certain costs and contract buyouts expected to be incurred in connection with the merger appearing in Notes (l) and (r). In addition, explain how these adjustments give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X. Note that if these costs represent transaction costs, they may be presented in the pro forma balance sheet but they should not be reflected in the pro forma income statement.

Response: We expect certain costs and contract buyouts to be incurred in connection with the merger to include severance agreements with certain FNB employees, professional fees including those associated with attorneys and advisors, and continuance or settlement of vendor

Mr. Todd K. Schiffman

April 30, 2013

contracts, including costs associated with conversion and renewal of certain information technology and telecommunications agreements. These costs will only be incurred as a result of the pending merger and are either (i) supported by actual contracts, invoices or vendor quotes or (ii) estimated by management based on similar charges incurred for similar services in conjunction with recent acquisitions completed by the Company. As a result, we have concluded that these items are both directly attributable to the transaction and are factually supportable. As requested by the Staff, Note (l) of the pro forma financial analysis has been revised to disclose the individual costs and contract buyouts that are expected to be incurred in connection with the merger. Because these are transaction costs and are not expected to have a continuing impact on the Company, they have been removed from the Unaudited Pro Forma Consolidated Combined Income Statement and Note (r) thereto has been deleted.

10.	We note you are able to estimate the fair values of the acquired loan portfolios and time deposits, however you are unable to estimate the related accretion as noted in Notes (n) and (o). Please tell us and revise your notes to explain in further detail why you are unable to estimate these amounts. Alternatively, revise your pro forma income statement to include your best estimate of such amounts, including the expected useful lives of these assets.

Response: The Company used a loan trial dated September 30, 2012 to perform the loan due diligence procedures. The results of the loan due diligence resulted in estimated credit fair value adjustments (non-accretable difference) of approximately $40.1 million and estimated interest rate fair value adjustments (accretable difference) of approximately $11.7 million based on the due diligence team’s assessment of the FNB loan portfolio as of September 30, 2012. Additionally, the Company estimated that the $11.7 million of estimated interest rate fair value adjustments would be accreted into interest income over an extended number of years, including approximately $5.6 million in year one, approximately $3.1 million during year two, approximately $1.4 million during year three, approximately $0.5 million in year 4, approximately $0.3 million in year 5 and approximately $0.7 million thereafter. While the Company believes these estimated credit and interest rate fair value adjustments are its best estimates of the expected purchase accounting adjustments to be applied to the FNB loan portfolio, these estimates are based on the Company’s assessment of the FNB loan portfolio at September 30, 2012. The Company determined that, based on an updated assessment of the FNB loan portfolio at December 31, 2012, the projected credit and interest rate fair value adjustments continued to be reasonable estimates of the appropriate purchase accounting adjustments as of December 31, 2012. However, the timing of the recognition of the accretable difference of approximately $11.7 million could be significantly different as of a date nine months prior to the effective date of the Company’s loan due diligence. This is particularly true given that the Company has performed no due diligence or other substantive analysis of the FNB loan portfolio prior to September 30, 2012.

In light of the Staff’s comment, the Company will (i) use this projected interest rate fair value adjustment of $11.7 million as its best estimates of the appropriate interest rate purchase accounting adjustment on the FNB loan portfolio as of January 1, 2012, (ii) use its projection that

Mr. Todd K. Schiffman

April 30, 2013

approximately $5.6 million of this accretable difference will be accreted into income in year one as its best estimate of the additional interest income that would have been recognized during 2012, (iii) revise the Unaudited Pro Forma Combined Consolidated Income Statement and Note (n) thereto accordingly, and (iv) disclose the weighted-average remaining maturity of the FNB loan portfolio.

In evaluating the certificates of deposit of FNB, the contractual principal and interest payments related to FNB’s time deposits were scheduled out over the remaining contractual terms of the various time deposits. These contractual cash flows were then discounted back to a net present value resulting in a purchase accounting adjustment of approximately $10.8 million, of which approximately $4.4 million would be accreted into earnings as a reduction of interest expense during year one, approximately $3.6 million during year two, approximately $1.9 million during year three, approximately $0.6 million during year four and approximately $0.3 million during year five. The Company determined that, based on an updated assessment of the time deposits of FNB at December 31, 2012, the projected purchase accounting adjustment of $10.8 million on those time deposits continued to be a reasonable estimate of the appropriate purchase accounting adjustments as of December 31, 2012. However, the timing of the recognition of this purchase accounting adjustment could be significantly different as of a date nine months prior to the effective date of the Company’s net present value analysis, given that the Company has performed no net present value or other substantive analysis of the time deposits of FNB prior to September 30, 2012.

In light of the Staff’s comment, the Company will (i) use this purchase accounting adjustment of $10.8 million as its best estimate of the appropriate fair value adjustment of the FNB time deposits as of January 1, 2012, (ii) use its projection that approximately $4.4 million of this fair value adjustment will be accreted into earnings as a reduction of interest expense in year one as its best estimate of the accretion that would have been recognized during 2012, (iii) revise the Unaudited Pro Forma Combined Consolidated Income Statement and Note (o) thereto accordingly, and (iv) disclose the weighted-average time to maturity of the time deposits of FNB.

11.	Please tell us why you do not include an amortization adjustment on your pro forma income statement related to the $2.9 million write-down of certain leasehold improvements to be acquired from FNB, as discussed in Note (f). Alternatively, revise your pro forma income statement to include your best estimate of such amount, including the expected useful life of this asset.

Response: In response to the Staff’s comment, we have revised our Unaudited Pro Forma Combined Consolidated Income Statement and Note (r) thereto to include an adjustment associated with the $2.9 million write-down of certain leasehold improvements to reduce the estimated amortization expense of these leasehold improvements by approximately $0.2 million for 2012 and to disclose the estimated remaining useful life of this asset.

Mr. Todd K. Schiffman

April 30, 2013

12.	We note your statement in Note (p), that you have not included any adjustment related to the elimination of operational costs in connection with the merger because you are continuing to evaluate FNB’s operations. The timing and effects of typical cost saving actions (for example, termination of employees, closing facilities) are generally too uncertain to meet the requirements of Article 11 of Regulation S-X. Management’s estimate of how these actions are expected to impact the operations and liquidity of the newly combined companies going forward should be discussed in MD&A and in supplemental information clearly identified as forward-looking information. Please revise or advise us, as applicable.

Response: In light of the Staff’s comment, we have deleted Note (p) from the Unaudited Pro Forma Combined Consolidated Financial Information. In subsequent filings made by the Company pursuant to its obligations under the Securities and Exchange Act of 1934, the Company will specifically discuss potential cost saving associated with the elimination of operational costs in connection with the merger and the impact such savings might have on the operations and liquidity of the Company, to the extent such potential costs savings and their impact on the Company’s operations and liquidity are reasonably determinable.

No supplemental information is included with the filing of the Amendment. To the extent that it is determined that any supplemental information is required to be filed, such supplemental information will include a discussion of any potential cost savings and the impact such savings might have on the operations and liquidity of the Company.

13.	Please revise to remove the adjustment made to reverse the deferred tax valuation allowance totaling $3.9 million recorded by FNB during 2012. Alternatively, explain how you determined this adjustment gives effect to an event that is expected to have a continuing impact in accordance with Article 11 of Regulation S-X.

Response: As requested by the Staff, we have removed the adjustment made to reverse the deferred tax valuation allowance totaling $3.9 million recorded by FNB during 2012 from the Unaudited Pro Forma Combined Consolidated Financial Information and have revised Note (s) thereto accordingly.

Risk Factors, page 21

14.	Please add a risk factor addressing the risk that after each shareholder votes on the merger, the amount of the merger consideration may decline based on adjustments under the merger agreement.

Response: The Registration Statement has been revised in response to this comment. A new risk factor has been added addressing the risk that after the shareholder vote on the merger, the amount of the merger consideration may decline based on adjustments under the merger agreement. The new risk factor may be found on page 24 of the Amendment.

Mr. Todd K. Schiffman

April 30, 2013

The Company Makes and Holds in its Loan and Lease Portfolio . . . , page 27

15.	Please revise this risk factor to provide additional detail regarding the risks from the concentration of eighty seven percent of your loan portfolio in real estate loans in two states. Quantify how the merger will affect the risk in terms of the concentration of your loan portfolio both geographically and by type of loan.

Response: The Registration Statement has been revised in response to this comment. The risk factor has been modified to provide additional detail regarding the geographic concentration of our real estate loans and also quantifies the affect that the merger will have on the concentration of our loan portfolio, both geographically and by loan type. The revised risk factor may be found beginning on page 30 of the Amendment.

Background of the Merger, page 45

16.	Please revise this section as follows:

•	revise the first paragraph (or provide a cross-reference to a full discussion elsewhere) to provide detail regarding each of the material terms of the Formal Agreement with the Comptroller of the Currency; and

•	revise the second paragraph (or provide a cross-reference) to describe the articles of the Formal Agreement with which you are in compliance and those with which you are not in compliance;

•	revise the last paragraph on page 47 to explain why the purchase price dropped from $65 to $75 million in the indications of interest to $60 million.

Response: The Registration Statement has been revised in response to this comment. Regarding the first and second bullet points of this comment 16, please see the section titled “Approval of the Merger—Background of the Merger” on page 50 of the Amendment, in the second paragraph of the section, where a cross reference to a full description of the Formal Agreement beginning on page 118 has been added.

Regarding the second bullet point of this comment 16, please see the section titled “Certain Information Concerning The First National Bank of Shelby—Accounting, Reporting, and Regulatory Matters” on pages 118-120 of the Amendment for a description of status of FNB’s compliance with the Formal Agreement.

Regarding the third bullet point of this comment 16, please see the section titled “Approval of the Merger—Background of the Merger” on page 52 of the Amendment, second and third paragraphs respectively, for an explanation of the decrease in purchase price.

Mr. Todd K. Schiffman

April 30, 2013

FNB’s Reasons for the Merger; Recommendations of the Roebling [sic] Board…, page 50

17.	Please revise this section to disclose in detail the reasons the Board of FNB recommended accepting $160 in cash and/or stock per share despite the fact that this amount is one third less than the current book value of FNB. In addition, as required by Item 4(a)(2) of Form S-4, add a separate section in which you identify the reasons for the merger and for paying $64 million for FNB and the extent to which you considered FNB’s Formal Agreement with the Comptroller of the Currency.

Response: The Registration Statement has been revised in response to this comment. Please see the section titled “Approval of the Merger—FNB’s Reasons for the Merger; Recommendation of the FNB Board of Directors” beginning on page 54 of the Amendment for a detailed discussion of the FNB Board’s reasons for recommending the merger, despite the fact that the merger consideration is less than the current book value of FNB. Additionally, please see the section titled “Approval of the Merger—The Company’s Reasons for the Merger” beginning on page 57 of the Amendment, which was added to the Registration Statement in response to this comment 17 and identifies the Company’s reasons for entering into the merger agreement, including the extent to which the Company considered FNB’s Formal Agreement with the Comptroller of the Currency.

Opinion of FNB’s Financial Advisor, page 53

18.	Please revise this section as follows:

•

revise the second paragraph on page 53 to state as required by Item 1015(b)(5) of Regulation M-A whether FNB determined the amount of consideration to be paid or whether Sandler O’Neill recommended the amount of consideration to be paid and disclose that Sandler O’Neill has consented to the use of its opinion letter in the registration statement;

•	revise the second paragraph on page 53 as required by Item 1015(b)(6) of Regulation M-A to disclose instructions received from FNB and any limitation imposed by FNB on the scope of the investigation;

•

revise the first paragraph on page 63 to identify as required by Item 1015(b)(4) of Regulation M-A each of the “certain liabilities” for which you have provided indemnification to Sandler O’Neill and to disclose the extent of your indemnification and disclose any fees paid within the past two years by either FNB or Bank of the Ozarks to Sandler O’Neill.

Response: The Registration Statement has been revised in response to this comment. Regarding the first bullet point of this comment 18, please see the sections titled “Approval of the Merger—Opinion of FNB’s Financial Advisor” beginning on page 58, and “Approval of the Merger—

Mr. Todd K. Schiffman

April 30, 2013

Sandler O’Neill’s Compensation and Other Relationship with FNB” beginning on page 67, which have been revised to show that FNB determined the amount of consideration to be paid and that Sandler O’Neill has consented to the use of its opinion letter in the Registration Statement.

Regarding the second bullet point of this comment 18, disclosure has been added to the section titled “Approval of the Merger—Opinion of FNB’s Financial Advisor” on page 58 of the Amendment, in the third paragraph of the section, to the effect that Sandler O’Neill did not receive any limitations or instructions with respect to the delivery of its fairness opinion.

Regarding the third bullet point of this comment 18, additional disclosure has been added to the section titled “Approval of the Merger— Sandler O’Neill’s Compensation and Other Relationship with FNB” on page 68 of the Amendment to describe the fees paid by FNB to Sandler O’Neill during the past two years and to state that Bank of the Ozarks has not paid any fees to Sandler O’Neill during such time.

Interest of Certain Executive Officers and Directors in the Merger, page 63

19.	Please revise the section to explain the reason you have entered into a retention agreement with the CEO of FNB which pays her $285,000 since you have entered into a new employment agreement with her under which you will be paying her a salary and other benefits.

Response: The Registration Statement has been revised in response to this comment. Please see the modified disclosures in the section titled “Approval of the Merger – Interests of Certain Executive Officers and Directors in the Merger” under the subsections titled “Retention Agreements” beginning on page 68 of the Amendment and “Employment Agreement” on page 69 of the Amendment.

Material United States Federal Income Tax Consequences of the Merger, page 71

20.	Please revise this section to clarify that you have received tax opinions and that they are filed as exhibits to the registration statement. State that the disclosure in this section is based upon the tax opinions.

Response: The Registration Statement has been revised in response to this comment. Please see the modified disclosures in the second paragraph of the section titled “Approval of the Merger – Material United States Federal Income Tax Consequences of the Merger” beginning on page 76 of the Amendment.

Mr. Todd K. Schiffman

April 30, 2013

Certain Information Concerning the First National Bank of Shelby

Balance Sheet Review, page 97

21.	Please revise to discuss the reasons for the large changes in cash and cash equivalents and investments during the year ended December 31, 2012. Specifically disclose the circumstances leading to your decision to sell all of your held-to-maturity securities during the year and increase cash and cash equivalents rather than reinvesting the proceeds from the sales in additional available for sale securities. Referring to ASC 320-10-26-6 (a) through (f), tell us how the sale of your held-to-maturity securities complied with the applicable guidance. Refer to ASC 320-10-50-10d for disclosure requirements.

Response: The Registration Statement has been revised in response to this comment. Please see the modified disclosures beginning in the third paragraph of the section titled “Certain Information Concerning The First National Bank of Shelby – Balance Sheet Review” on page 103 of the Amendment.

Financial Statements

Notes to the Financial Statements

Note 17- Subsequent Events, page 152

22.	We note your disclosure that the 10 day average closing price of Bank of the Ozarks (the Company’s) common stock, used to determine the number of Company shares to be issued, will not be less than $27.00 per share and will not be greater than $44.20 per share. Please tell us and revise to disclose your basis for this statement or remove it. We note the Company’s stock closed at $44.58 on 03/27/13.

Response: The Registration Statement has been revised in response to this comment. Please see the modified disclosure in the third paragraph of Note 17 – Subsequent Events of the Notes to Audited Consolidated Financial Statements of FNB beginning on page 160 of the Amendment.

Exhibits

Exhibit 8.1 Tax Opinion of Kutak Rock LLP

Exhibit 8.2 Tax Opinion of Nelson Mullins Riley & Scarborough LLP

23.	Please revise each opinion as follows:

•	revise the third and second paragraph of each respective opinion so that it is clear that you are relying on representations only as to factual matters; and

•

revise the fourth paragraph of the Kutak Rock opinion and the third paragraph of the Nelson Mullins opinion so that each specifically opines upon the material tax consequences of the merger and describes the federal tax consequences to shareholders of receiving cash and/or stock as consideration for their shares of FNB.

Mr. Todd K. Schiffman

April 30, 2013

Response: The tax opinions of Kutak Rock LLP and Nelson Mullins Riley & Scarborough have been revised in response to this comment 23 and are being re-filed as Exhibits 8.1 and 8.2, respectively, to the Amendment.

Please direct any questions or additional comments regarding the Registration Statement on Form S-4, the Amendment or this letter to the undersigned at (501) 978-2378 or gmckinney@bankozarks.com.

Sincerely,

/s/ Greg L. McKinney
Chief Financial Officer and
Chief Accounting Officer
Bank of the Ozarks, Inc.

cc:	Jonathan Gottlieb
Securities and Exchange Commission

H. Watt Gregory, III
Kutak Rock LLP

Neil Grayson
Nelson Mullins Riley & Scarborough LLP